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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

The Sports Authority, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

84917U 10 9 (CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 84917U 10 9	Amendment No. 2 to Schedule 13G	Page 2 of 11 Pages

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Green Equity Investors, L.P.

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 0 6. Shared Voting Power 1,955,940 7. Sole Dispositive Power 0 8. Shared Dispositive Power 1,955,940

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,955,940

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row 9 7.8%

12.	Type of Reporting Person* PN

CUSIP No. 84917U 10 9	Amendment No. 2 to Schedule 13G	Page 3 of 11 Pages

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Leonard Green & Associates, L.P.

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 0 6. Shared Voting Power 1,955,940 7. Sole Dispositive Power 0 8. Shared Dispositive Power 1,955,940

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,955,940

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row 9 7.8%

12.	Type of Reporting Person* PN

CUSIP No. 84917U 10 9	Amendment No. 2 to Schedule 13G	Page 4 of 11 Pages

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Leonard Green & Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 0 6. Shared Voting Power 1,961,344 7. Sole Dispositive Power 0 8. Shared Dispositive Power 1,961,344

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,961,344

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row 9 7.8%

12.	Type of Reporting Person* PN

CUSIP No. 84917U 10 9	Amendment No. 2 to Schedule 13G	Page 5 of 11 Pages

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) LGP Management, Inc.

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 0 6. Shared Voting Power 1,961,344 7. Sole Dispositive Power 0 8. Shared Dispositive Power 1,961,344

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,961,344

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row 9 7.8%

12.	Type of Reporting Person* CO

CUSIP No. 84917U 10 9	Amendment No. 2 to Schedule 13G	Page 6 of 11 Pages

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Jonathan D. Sokoloff

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 0 6. Shared Voting Power 2,001,344 7. Sole Dispositive Power 0 8. Shared Dispositive Power 2,001,344

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,001,344

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row 9 8%

12.	Type of Reporting Person* IN

CUSIP No. 8491TU 10 9	Amendment No. 2 to Schedule 13G	Page 7 of 11 Pages

Item 1.	(a)	Name of Issuer The Sports Authority, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices 1050 West Hampden Avenue Englewood, Colorado 80110

Item 2.	(a)

Name of Person Filing

(A) Green Equity Investors, L.P. (“GEI”) and Leonard Green & Associates, L.P. (“LGA”)

GEI is the record owner of 1,955,940 shares of the Issuer’s common stock, par value $0.01 per share (the “Common Stock”). LGA is the general partner of GEI. As a result of its relationship with GEI, LGA may be deemed to have shared voting and investment power with respect to the Common Stock beneficially owned by GEI. LGA, however, disclaims beneficial ownership of such shares of Common Stock.

(B) Leonard Green & Partners, L.P. (“LGP”) and LGP Management, Inc. (“LGPM”)

LGP is the record owner of 5,404 shares of Common Stock. LGP is the management company of GEI. LGPM is the general partner of LGP. As a result of their relationship with GEI, each of LGP and LGPM may be deemed to have shared voting and investment power with respect to the Common Stock beneficially owned by GEI, and as a result of its relationship with LGP, LGPM may be deemed to have shared voting and investment power with respect to the Common Stock beneficially owned by LGP. LGP, however, disclaims beneficial ownership of the shares of Common Stock owned by GEI and LGPM disclaims beneficial ownership of the shares of Common Stock owned by GEI and LGP.

(C) Jonathan D. Sokoloff

Jonathan D. Sokoloff has indirect beneficial ownership of 39,550 shares of Common Stock, which are held in the Sokoloff Family Trust and 450 shares of Common Stock, which are held in trusts created for his children. Mr. Sokoloff, directly (whether through ownership interest or position) or indirectly through one or more intermediaries, may be deemed to control GEI, LGA, LGP, and/or LGPM. Mr. Sokoloff is a partner of LGA and LGP. As such, Mr. Sokoloff may be deemed to have shared voting and investment power with respect to all Common Stock beneficially owned by GEI and LGP. Mr. Sokoloff, however, disclaims beneficial ownership of such shares of Common Stock beneficially owned by GEI and LGP.

	(b)	Address of Principal Business Office or, if None, Residence (A), (B) and (C) 11111 Santa Monica Boulevard, Suite 2000 Los Angeles, California 90025

	(c)	Citizenship (A) and (B) Delaware (C) United States of America

CUISP No. 84917U 10 9	Amendment No. 2 to Schedule 13G	Page 8 of 11 Pages

	(d)	Title of Class of Securities This statement relates to the Issuer’s common stock, par value $0.01 per share.

	(e)	CUSIP Number 84917U 10 9

Item 3.		Not Applicable.

Item 4.		Ownership

(a)

Amount beneficially owned:

(A) 1,955,940

LGA expressly disclaims beneficial ownership of Common Stock beneficially owned by GEI.

(B) 1,961,344

LGP expressly disclaims beneficial ownership of Common Stock beneficially owned by GEI. LGPM expressly disclaims beneficial ownership of Common Stock beneficially owned by GEI and LGP.

(C) 2,001,344

Mr. Sokoloff expressly disclaims beneficial ownership of Common Stock beneficially owned by GEI and LGP.

The number of shares reported as beneficially owned in (A), (B) and (C) above are as of December 31, 2003.

(b)

Percent of class:

(A) 7.8%

(B) 7.8%

(C) 8%

Percentages (A), (B) and (C) are calculated based on 25,031,000 shares of Common Stock issued and outstanding as of December 1, 2003, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended November 1, 2003, filed with the Securities and Exchange Commission (the “SEC”) on December 16, 2003 (File No. 001-31746).

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: (A) 0 (B) 0 (C) 0

CUISP No. 84917U 10 9	Amendment No. 2 to Schedule 13G	Page 9 of 11 Pages

(ii) Shared power to vote or to direct the vote: (A) 1,955,940 (B) 1,961,344 (C) 2,001,344

(iii) Sole power to dispose or to direct the disposition of: (A) 0 (B) 0 (C) 0

(iv) Shared power to dispose or to direct the disposition of: (A) 1,955,940 (B) 1,961,344 (C) 2,001,344

Item 5.	Ownership of Five Percent or Less of a Class Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person Not Applicable.

Item 8.	Identification and Classification of Members of the Group Not Applicable.

Item 9.	Notice of Dissolution of Group Not Applicable.

Item 10.	Certification Not Applicable.

Exhibit No.	Description

1	Joint Filing Agreement, dated February 11, 2003 (incorporated herein by reference to Exhibit No. 1 to Amendment No. 1 to Schedule 13G filed with the SEC on February 14, 2003).

2	Power of Attorney, dated February 11, 2003 (incorporated herein by reference to Exhibit No. 2 to Amendment No. 1 to Schedule 13G filed with the SEC on February 14, 2003).

CUSIP No. 84917U 10 9 Amendment No. 2 to Schedule 13G Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of February 13th, 2004

Green Equity Investors, L.P. By: Leonard Green & Associates, L.P., its General Partner

By:	/s/ JONATHAN D. SOKOLOFF

Name:	Jonathan D. Sokoloff
Title:	General Partner

Leonard Green & Associates, L.P.

By:	/s/ JONATHAN D. SOKOLOFF

Name:	Jonathan D. Sokoloff
Title:	General Partner

Leonard Green & Partners, L.P. By: LGP Management, Inc., its General Partner

By:	/s/ JONATHAN D. SOKOLOFF

Name:	Jonathan D. Sokoloff
Title:	Vice President

LGP Management, Inc.

By:	/s/ JONATHAN D. SOKOLOFF

Name:	Jonathan D. Sokoloff
Title:	Vice President

/s/ JONATHAN D. SOKOLOFF

Jonathan D. Sokoloff

CUSIP No. 84917U 10 9                                         Amendment No. 2 to Schedule 13G                                         Page 11 of 11 Pages

Exhibit Index

Exhibit No.	Description

1	Joint Filing Agreement, dated February 11, 2003 (incorporated herein by reference to Exhibit No. 1 to Amendment No. 1 to Schedule 13G filed with the SEC on February 14, 2003).

2	Power of Attorney, dated February 11, 2003 (incorporated herein by reference to Exhibit No. 2 to Amendment No. 1 to Schedule 13G filed with the SEC on February 14, 2003).